Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday July 23, 2015
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES SECOND QUARTER 2015 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•                  Revenue: $1.42 billion, within our guidance range of $1.35 billion to $1.45 billion (announced April 21, 2015), increased 9% sequentially and decreased 4% compared to the second quarter of 2014

•                  Revenue from our diversified end market represented 28% of total revenue, consistent with the second quarter of 2014

•                  Operating margin (non-IFRS): 3.4%, compared to 3.5% for the second quarter of 2014

•                  Adjusted EPS (non-IFRS): $0.25 per share, within our guidance range of $0.20 to $0.26 per share (announced April 21, 2015), consistent with the second quarter of 2014

•                  IFRS EPS: $0.14 per share, compared to $0.22 per share for the second quarter of 2014

•                  ROIC (non-IFRS): 19.6%, compared to 19.0% for the second quarter of 2014

•                  Repurchased and cancelled 26.3 million subordinate voting shares for $350.0 million under a substantial issuer bid, representing approximately 15.5% of the total multiple voting shares and subordinate voting shares issued and outstanding prior to its completion

•                  Free cash flow (non-IFRS): $2.4 million, compared to $40.9 million for the second quarter of 2014

“Celestica delivered a solid second quarter with revenue and adjusted earnings per share above the midpoint of our guidance range, driven primarily by strength in our communications, storage and semiconductor markets as compared to last quarter,” said Craig Muhlhauser, Celestica’s President and Chief Executive Officer. “Through our continued focus on profitable revenue growth, operational excellence and continuous improvement, we also achieved sequential improvements in operating margin and return on invested capital.”

“As we look ahead to the second half of the year, we remain focused on diversification and accelerating our growth, strong operational execution, disciplined cost management and increasing our asset velocity to drive customer and shareholder value.”

Second Quarter and Year-to-Date Summary

	Three months ended June 30		Six months ended June 30
	2014	2015	2014	2015
Revenue (in millions)	$1,471.5	$1,417.3	$2,783.9	$2,715.8

IFRS net earnings (in millions)(i)	$40.9	$24.2	$78.2	$43.9
IFRS EPS (i)	$0.22	$0.14	$0.43	$0.26

Adjusted net earnings (non-IFRS) (in millions)(ii)	$44.9	$41.7	$92.0	$74.7
Adjusted EPS (non-IFRS)(i) (ii)	$0.25	$0.25	$0.50	$0.44
Non-IFRS return on invested capital (ROIC)(ii)	19.0%	19.6%	17.7%	18.2%
Non-IFRS operating margin(ii)	3.5%	3.4%	3.3%	3.3%

more...

i.            International Financial Reporting Standards (IFRS) net earnings for the second quarter of 2015 included an aggregate charge of $0.11 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. This aggregate charge is within the range we provided on April 21, 2015 of an aggregate charge of between $0.06 and $0.11 per share for these items (see the tables in Schedule 1 attached hereto for per-item charges).

ii.         Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

End Markets by Quarter as a Percentage of Total Revenue

	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2
Communications	40%	40%	40%	40%	40%	40%	40%
Consumer	6%	5%	5%	3%	5%	3%	3%
Diversified(i)	28%	28%	29%	27%	28%	28%	28%
Servers	10%	10%	9%	10%	9%	11%	10%
Storage	16%	17%	17%	20%	18%	18%	19%
Revenue (in billions)	$1.31	$1.47	$1.42	$1.42	$5.63	$1.30	$1.42

i.      Our diversified end market is comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment.

Substantial Issuer Bid (SIB)

During the second quarter of 2015, we launched and completed a $350 million SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share, representing approximately 15.5% of the total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We funded the SIB using a combination of the net proceeds of a new $250 million non-revolving term loan (the Term Loan), $25.0 million drawn on our revolving credit facility, and available cash on hand.

Sale Agreement with respect to Real Property in Toronto

We also announced today that we have entered into an agreement to sell our real property located in Toronto, Ontario, which includes the site of Celestica’s corporate headquarters and its Toronto manufacturing operations, to an entity to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the agreed purchase price is approximately $137 million Canadian dollars ($110.7 million at period-end exchange rates), exclusive of taxes and subject to adjustment. The completion of the transaction is subject to various conditions, including municipal approvals and is anticipated to occur within approximately two years.

See our separate press release issued on July 23, 2015 for a description of the transaction terms and the review process undertaken by a special committee of our board of directors.

Third Quarter 2015 Outlook

For the third quarter ending September 30, 2015, we anticipate revenue to be in the range of $1.4 billion to $1.5 billion, and non-IFRS adjusted net earnings per share to be in the range of $0.28 to $0.34. We expect a negative $0.10 to $0.16 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges.

Second Quarter 2015 Webcast

Management will host its second quarter 2015 results conference call today at 4:30 p.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information

In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our financial or operational results including our quarterly revenue and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; expected investments in our solar business and the timing and extent of expected recovery of cash advances to a particular solar cell supplier; the impact of the financing of the SIB, including the impact of the Term Loan, on our liquidity, future operations and financial condition; and the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the “Toronto Real Property Transactions”). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel; current or future litigation and/or governmental actions; successfully resolving commercial and operational challenges, and improving financial results, in our semiconductor business; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and defending our tax positions or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital following completion of the SIB and consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; and the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our MD&A, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance, as contained in this press release, are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry, revenue growth and improved financial results in our semiconductor business; the timing, execution and effect of restructuring actions; our having sufficient financial resources and working capital following completion of the SIB and consummation of the Term Loan to fund our currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, return on invested capital (ROIC), and free cash flow. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times. We believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded, as we believe that these gains or losses do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended June 30				Six months ended June 30
	2014		2015		2014		2015
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS Revenue	$1,471.5		$1,417.3		$2,783.9		$2,715.8

IFRS gross profit	$104.9	7.1%	$97.3	6.9%	$195.3	7.0%	$188.7	6.9%
Employee stock-based compensation expense	3.1		3.0		7.3		7.4
Non-IFRS adjusted gross profit	$108.0	7.3%	$100.3	7.1%	$202.6	7.3%	$196.1	7.2%

IFRS SG&A	$53.6	3.6%	$50.1	3.5%	$108.6	3.9%	$105.5	3.9%
Employee stock-based compensation expense	(3.3)		(4.1)		(10.0)		(11.2)
Non-IFRS adjusted SG&A	$50.3	3.4%	$46.0	3.2%	$98.6	3.5%	$94.3	3.5%

IFRS earnings before income taxes	$46.0		$29.3		$76.7		$56.0
Finance costs	0.9		1.1		1.4		1.6
Employee stock-based compensation expense	6.4		7.1		17.3		18.6
Amortization of intangible assets (excluding computer software)	1.6		1.5		3.2		3.0
Restructuring and other charges (recoveries)	(3.9)		9.3		(6.4)		9.6
Non-IFRS operating earnings (adjusted EBIAT) (1)	$51.0	3.5%	$48.3	3.4%	$92.2	3.3%	$88.8	3.3%

IFRS net earnings	$40.9	2.8%	$24.2	1.7%	$78.2	2.8%	$43.9	1.6%
Employee stock-based compensation expense	6.4		7.1		17.3		18.6
Amortization of intangible assets (excluding computer software)	1.6		1.5		3.2		3.0
Restructuring and other charges (recoveries)	(3.9)		9.3		(6.4)		9.6
Adjustments for taxes (2)	(0.1)		(0.4)		(0.3)		(0.4)
Non-IFRS adjusted net earnings	$44.9		$41.7		$92.0		$74.7

Diluted EPS
Weighted average # of shares (in millions)	182.0		166.9		182.2		170.7
IFRS earnings per share	$0.22		$0.14		$0.43		$0.26
Non-IFRS adjusted net earnings per share	$0.25		$0.25		$0.50		$0.44
# of shares outstanding at period end (in millions)	178.8		142.9		178.8		142.9

IFRS cash provided by operations	$62.2		$44.4		$60.4		$79.5
Purchase of property, plant and equipment, net of sales proceeds	(20.7)		(18.2)		(34.5)		(30.8)
Advances to solar supplier	—		(21.0)		—		(21.0)
Finance costs paid	(0.6)		(2.8)		(1.2)		(3.3)
Non-IFRS free cash flow (3)	$40.9		$2.4		$24.7		$24.4

Non-IFRS ROIC % (4)	19.0%		19.6%		17.7%		18.2%

(1)          Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes.  Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)         The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that we believe do not impact our core operating performance.

(3)         Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property), advances to a solar supplier for its capital expenditures, and finance costs paid.

(4)         Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a three-point average to calculate average non-IFRS net invested capital for the six-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended June 30		Six months ended June 30
	2014	2015	2014	2015
Non-IFRS operating earnings (adjusted EBIAT)	$51.0	$48.3	$92.2	$88.8
Multiplier	4	4	2	2
Annualized non-IFRS adjusted EBIAT	$204.0	$193.2	$184.4	$177.6

Average non-IFRS net invested capital for the period	$1,071.4	$985.5	$1,042.7	$978.4

Non-IFRS ROIC % (1)	19.0%	19.6%	17.7%	18.2%

		December 31 2014	March 31 2015	June 30 2015
Non-IFRS net invested capital consists of:
Total assets		$2,583.6	$2,579.3	$2,624.7
Less: cash		565.0	569.2	496.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		1,054.3	1,044.8	1,122.3
Non-IFRS net invested capital at period end (1)		$964.3	$965.3	$1,005.6

		December 31 2013	March 31 2014	June 30 2014
Non-IFRS net invested capital consists of:
Total assets		$2,638.9	$2,590.7	$2,673.3
Less: cash		544.3	489.2	519.1
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable		1,109.2	1,035.7	1,077.2
Non-IFRS net invested capital at period end (1)		$985.4	$1,065.8	$1,077.0

(1)         Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a three-point average to calculate average non-IFRS net invested capital for the six-month period. There is no comparable measure under IFRS.

GUIDANCE SUMMARY

	Q2 2015 Guidance	Q2 2015 Actual	Q3 2015 Guidance (1)
IFRS revenue (in billions)	$1.35 to $1.45	$1.42	$1.4 to $1.5
Non-IFRS adjusted EPS (diluted)	$0.20 to $0.26	$0.25	$0.28 to $0.34

(1)  We expect a negative $0.10 to $0.16 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges.

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2014	June 30 2015
Assets
Current assets:
Cash and cash equivalents (note 11)	$565.0	$496.8
Accounts receivable (note 5)	693.5	669.8
Inventories (note 6)	719.0	818.1
Income taxes receivable	11.4	12.7
Assets classified as held-for-sale	28.3	29.1
Other current assets (note 4)	87.0	101.9
Total current assets	2,104.2	2,128.4

Property, plant and equipment	312.4	314.7
Goodwill	19.5	19.5
Intangible assets	35.2	32.3
Deferred income taxes	37.3	41.3
Other non-current assets (note 4)	75.0	88.5
Total assets	$2,583.6	$2,624.7

Liabilities and Equity
Current liabilities:
Borrowings under revolving credit facilities (note 7)	$—	$25.0
Current portion of long-term debt and finance lease obligations (notes 4 & 7)	—	26.0
Accounts payable	730.9	803.9
Accrued and other current liabilities	259.6	250.4
Income taxes payable	14.5	21.6
Current portion of provisions	49.3	46.4
Total current liabilities	1,054.3	1,173.3

Long-term debt and finance lease obligations (notes 4 & 7)	—	230.4
Pension and non-pension post-employment benefit obligations	99.2	93.7
Provisions and other non-current liabilities	18.1	17.6
Deferred income taxes	17.1	21.2
Total liabilities	1,188.7	1,536.2

Equity:
Capital stock (note 8)	2,609.5	2,088.7
Treasury stock (note 8)	(21.4)	(5.6)
Contributed surplus	677.1	833.3
Deficit	(1,845.3)	(1,801.4)
Accumulated other comprehensive loss	(25.0)	(26.5)
Total equity	1,394.9	1,088.5
Total liabilities and equity	$2,583.6	$2,624.7

Contingencies (note 12), Subsequent event (note 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2014	2015	2014	2015
Revenue	$1,471.5	$1,417.3	$2,783.9	$2,715.8
Cost of sales (note 6)	1,366.6	1,320.0	2,588.6	2,527.1
Gross profit	104.9	97.3	195.3	188.7
Selling, general and administrative expenses (SG&A)	53.6	50.1	108.6	105.5
Research and development	5.6	5.2	9.5	11.4
Amortization of intangible assets	2.7	2.3	5.5	4.6
Other charges (recoveries) (note 9)	(3.9)	9.3	(6.4)	9.6
Earnings from operations	46.9	30.4	78.1	57.6
Finance costs	0.9	1.1	1.4	1.6
Earnings before income taxes	46.0	29.3	76.7	56.0
Income tax expense (recovery) (note 10):
Current	7.7	7.7	(2.2)	13.1
Deferred	(2.6)	(2.6)	0.7	(1.0)
	5.1	5.1	(1.5)	12.1
Net earnings for the period	$40.9	$24.2	$78.2	$43.9

Basic earnings per share	$0.23	$0.15	$0.43	$0.26

Diluted earnings per share	$0.22	$0.14	$0.43	$0.26

Shares used in computing per share amounts (in millions):
Basic	179.6	164.9	180.2	168.6
Diluted	182.0	166.9	182.2	170.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2014	2015	2014	2015
Net earnings for the period	$40.9	$24.2	$78.2	$43.9
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(0.3)	0.2	(0.4)	(1.8)
Changes from derivatives designated as hedges	7.2	5.8	10.8	0.3
Total comprehensive income for the period	$47.8	$30.2	$88.6	$42.4

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2014	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions (note 8):
Issuance of capital stock	15.6	—	(9.3)	—	—	6.3
Repurchase of capital stock for cancellation (b)	(46.5)	—	0.1	—	—	(46.4)
Stock-based compensation and other	—	10.7	7.4	—	—	18.1
Total comprehensive income:
Net earnings for the period	—	—	—	78.2	—	78.2
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(0.4)	(0.4)
Changes from derivatives designated as hedges	—	—	—	—	10.8	10.8
Balance — June 30, 2014	$2,681.1	$(1.3)	$679.9	$(1,887.2)	$(3.9)	$1,468.6

Balance — January 1, 2015	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions (note 8):
Issuance of capital stock	7.4	—	(4.8)	—	—	2.6
Repurchase of capital stock for cancellation	(528.2)	—	157.3	—	—	(370.9)
Stock-based compensation and other	—	15.8	3.7	—	—	19.5
Total comprehensive income:
Net earnings for the period	—	—	—	43.9	—	43.9
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(1.8)	(1.8)
Changes from derivatives designated as hedges	—	—	—	—	0.3	0.3
Balance — June 30, 2015	$2,088.7	$(5.6)	$833.3	$(1,801.4)	$(26.5)	$1,088.5

(a)  Accumulated other comprehensive income (loss) is net of tax.

(b) Includes $17.0 prepayment related to program share repurchases. See note 8.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2014	2015	2014	2015
Cash provided by (used in):
Operating activities:
Net earnings for the period	$40.9	$24.2	$78.2	$43.9
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	16.8	16.9	33.6	33.5
Equity-settled stock-based compensation	6.4	7.1	17.3	18.6
Other charges (recoveries)	—	4.0	(0.1)	4.0
Finance costs	0.9	1.1	1.4	1.6
Income tax expense (recovery)	5.1	5.1	(1.5)	12.1
Other	(9.1)	(3.9)	(14.7)	(8.6)
Changes in non-cash working capital items:
Accounts receivable	(91.0)	(25.5)	(86.7)	23.7
Inventories	43.8	(64.2)	35.3	(99.1)
Other current assets	1.7	1.8	3.4	(0.3)
Accounts payable, accrued and other current liabilities and provisions	55.1	81.9	8.9	57.8
Non-cash working capital changes	9.6	(6.0)	(39.1)	(17.9)
Net income taxes paid	(8.4)	(4.1)	(14.7)	(7.7)
Net cash provided by operating activities	62.2	44.4	60.4	79.5

Investing activities:
Purchase of computer software and property, plant and equipment (a)	(20.9)	(18.5)	(35.0)	(31.2)
Proceeds from sale of assets	0.2	0.3	0.5	0.4
Advances to solar supplier (note 4)	—	(21.0)	—	(21.0)
Net cash used in investing activities	(20.7)	(39.2)	(34.5)	(51.8)

Financing activities:
Borrowings under revolving credit facilities and term loan (note 7)	—	275.0	—	275.0
Issuance of capital stock (note 8)	6.0	0.6	6.3	2.6
Repurchase of capital stock for cancellation (note 8)	(17.0)	(350.4)	(56.2)	(370.2)
Finance costs paid	(0.6)	(2.8)	(1.2)	(3.3)
Net cash used in financing activities	(11.6)	(77.6)	(51.1)	(95.9)

Net increase (decrease) in cash and cash equivalents	29.9	(72.4)	(25.2)	(68.2)
Cash and cash equivalents, beginning of period	489.2	569.2	544.3	565.0
Cash and cash equivalents, end of period	$519.1	$496.8	$519.1	$496.8

(a) Additional equipment of $8.2 was acquired through a finance lease. See note 4.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2015 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2015.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on July 23, 2015.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs) (we define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), which includes estimating future growth, profitability and discount rates; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2014 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the second quarter of 2015 from those described in the notes to our 2014 annual audited consolidated financial statements. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

Recently issued accounting pronouncements:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended June 30		Six months ended June 30
	2014	2015	2014	2015
Communications	40%	40%	41%	40%
Consumer	5%	3%	5%	3%
Diversified	28%	28%	28%	28%
Servers	10%	10%	10%	10%
Storage	17%	19%	16%	19%

Customers:

For the second quarter and first half of 2015, we had three customers that individually represented more than 10% of total revenue (second quarter and first half of 2014 — three customers).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

4.             SOLAR INVESTMENTS

In March 2015, we entered into a multi-year supply agreement with a solar cell supplier that includes a commitment by us to provide cash advances of up to $36.0 to help this supplier expand its manufacturing operations into Malaysia. As of June 30, 2015, we advanced $21.0 of this amount, which we have recorded as other current assets of $13.5 and other non-current assets of $7.5 in our balance sheet as of June 30, 2015. We expect to advance the remaining committed cash amounts during the second half of 2015 and expect to fully recover all such cash advances from this supplier through quarterly repayment installments starting in the fourth quarter of 2015, through the end of 2017.

In April 2015, we entered into a five-year agreement to lease manufacturing equipment valued at up to $22 to be used in our solar operations in Asia. As of June 30, 2015, we recorded lease obligations totaling $8.2, consisting of short-term obligations of $1.0 and long-term obligations of $7.2, related to the manufacturing equipment we received as of such date. Our lease payments are due quarterly and commence in January 2016. This lease qualifies as a finance lease under IFRS.

5.             ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to three third-party banks. Each of these banks had a Standard and Poor’s long-term rating of BBB+ or above and short-term rating of A-2 or above at June 30, 2015. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2016 under specified circumstances), but may be terminated earlier as provided in the agreement. At June 30, 2015, we had sold $55.0 of accounts receivable under this facility (December 31, 2014 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $2.5 and $4.2 for the second quarter and first half of 2015, respectively (second quarter and first half of 2014 — $2.3 and $4.8, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.             CREDIT FACILITIES AND LONG-TERM DEBT

Our $300.0 revolving credit facility was scheduled to mature in October 2018. In order to fund a portion of our share repurchases under the substantial issuer bid (the SIB) that we completed in June 2015, we amended this facility in May 2015 to add a non-revolving term loan component (the Term Loan) in the amount of $250.0 (in addition to the previous revolving credit $300.0 limit), and to extend the maturity of the entire facility to May 2020. We funded the SIB using a combination of the Term Loan, $25.0 drawn on our revolving credit facility, and available cash on hand. See note 8.

This revolving portion of the facility (the Revolving Facility) has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under this Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

We are required to comply with certain restrictive covenants in respect of the facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of a default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.

At June 30, 2015, $275.0 was outstanding under the credit facility (December 31, 2014 — no amounts outstanding), comprised of $25.0 drawn on the Revolving Facility, and the $250.0 Term Loan. The Term Loan requires quarterly principal repayments until its maturity. At June 30, 2015, the mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2015	$12.5
2016	$25.0
2017	$25.0
2018	$25.0
2019	$25.0
2020 (to maturity in May 2020)	$137.5

We are permitted to make additional voluntary repayments of the Term Loan, subject to certain terms and conditions. Repaid amounts on the Term Loan may not be re-borrowed.

We incurred debt issuance costs of $2.1 in connection with the amendment of the credit facility, which we recorded as an offset against the proceeds from the Term Loan, and such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

At June 30, 2015, we were in compliance with all applicable restrictive and financial covenants required by our current credit facility. Commitment fees paid in the second quarter and first half of 2015 were $0.3 and $0.6, respectively (second quarter and first half of 2014 — $0.5 and $1.0, respectively). At June 30, 2015, we had $26.8 (December 31, 2014 — $28.5) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at June 30, 2015 or December 31, 2014.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.             CAPITAL STOCK

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and pursuant to substantial issuer bids, including most recently, the SIB, as described below. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During the first quarter of 2014, we paid $12.1 (including transaction fees) to repurchase and cancel 1.2 million subordinate voting shares under the 2013 NCIB at a weighted average price of $10.11 per share. In addition, we completed two PSRs for $44.1 ($27.1 paid in the first quarter of 2014 and $17.0 paid in the second quarter of 2014), pursuant to which we repurchased and cancelled 4.0 million subordinate voting shares at a weighted average price of $11.04 per share under the 2013 NCIB.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allows us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. In December 2014, the TSX accepted our notice to amend the 2014 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $50.0 to a broker in December 2014 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion. We completed this PSR on January 28, 2015, pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share. During the first quarter of 2015, subsequent to the completion of this PSR, we paid $19.8 (including transaction fees) to repurchase and cancel an additional 1.7 million subordinate voting shares under the 2014 NCIB at a weighted average price of $11.66 per share. We did not repurchase any shares under the 2014 NCIB in the second quarter of 2015.

In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We also recorded $1.1 in transaction related costs. We funded the share repurchases using a combination of the Term Loan, $25.0 drawn on the Revolving Facility, and cash on hand. See note 7.

We grant share unit awards to employees under our stock-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. We did not purchase any subordinate voting shares in the open market to satisfy the delivery requirements under our stock-based compensation plans during the second quarters or the first six months of 2015 or 2014. At June 30, 2015, the trustee held 0.5 million subordinate voting shares for this purpose, having a value of $5.6 (December 31, 2014 — 2.0 million subordinate voting shares with a value of $21.4).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the six months ended June 30, 2015:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2014	3.3	3.4	6.1
Granted (i)	—	2.2	2.1
Exercised or settled (ii)	(0.4)	(1.4)	(0.5)
Forfeited or expired	(0.1)	(0.1)	(1.5)
Outstanding at June 30, 2015	2.8	4.1	6.2

Weighted-average grant date fair value of options and share units granted	$—	$11.49	$13.06

(i)                                     During the first quarter of 2015, we granted 2.1 million (first quarter of 2014 — 2.6 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2014 annual audited consolidated financial statements for a description of TSR. We estimated the grant

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at June 30, 2015 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions. We did not grant any PSUs during the second quarter of 2015.

(ii)                                  During the second quarter and first half of 2015, we received cash proceeds of $0.6 and $2.6, respectively (second quarter and first half of 2014 — $6.0 and $6.3, respectively) relating to the exercise of stock options granted to employees.

At June 30, 2015, 1.2 million (December 31, 2014 — 1.1 million) DSUs were outstanding.

For the second quarter and first half of 2015, we recorded employee stock-based compensation expense (excluding DSUs) of $7.1 and $18.6, respectively (second quarter and first half of 2014 — $6.4 and $17.3, respectively), and DSU expense of $0.5 and $1.0, respectively (second quarter and first half of 2014 — $0.5 and $1.0, respectively). The amount of our employee stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

9.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2014	2015	2014	2015
Restructuring (a)	$0.3	$9.5	$0.3	$9.8
Other (b)	(4.2)	(0.2)	(6.7)	(0.2)
	$(3.9)	$9.3	$(6.4)	$9.6

(a)                                 Restructuring:

During the second quarter and first half of 2015, we recorded restructuring charges of $9.5 and $9.8, respectively (second quarter and first half of 2014 — $0.3 and $0.3, respectively) to consolidate certain of our sites and reduce our workforce. For the second quarter of 2015, we recorded cash charges of $5.3, primarily employee termination costs and non-cash charges of $4.2, primarily to write down certain equipment to recoverable amounts. During the quarter, we consolidated two of our semiconductor sites into a single location to reduce the cost structure and improve the margin performance of that business. The remainder of our restructuring actions for the quarter consisted primarily of employee headcount reductions we implemented in various geographies. Our restructuring provision at June 30, 2015 was $4.9 (December 31, 2014 — $1.9) comprised primarily of employee termination costs.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the timing and number of employees to be terminated, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair value less costs to sell as determined by the third-party brokers. We also record adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

(b)                                 Other:

In the second quarter and first half of 2014, other was comprised primarily of recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, related to certain purchases we made in prior periods.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

10.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

See note 12 regarding income tax contingencies.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings from the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2014 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2014. There have been no significant changes to the source of our inputs since December 31, 2014.

Cash and cash equivalents are comprised of the following:

	December 31 2014	June 30 2015
Cash	$397.2	$409.3
Cash equivalents	167.8	87.5
	$565.0	$496.8

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at June 30, 2015 a Standard and Poor’s short-term rating of A-1 or above.

Interest rate risk:

Borrowings under our credit facility bear interest at specified rates plus a margin. See note 7. Our borrowings under this facility, which at June 30, 2015 totalled $275.0, expose us to interest rate risk due to potential increases to the specified rates and margins.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Our major currency exposures at June 30, 2015 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at June 30, 2015.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
Cash and cash equivalents	$5.4	$5.2	$1.2	$0.6
Account receivable and other financial assets	5.2	17.4	0.1	0.2
Accounts payable and certain accrued and other liabilities and provisions	(35.7)	(10.4)	(12.6)	(16.0)
Net financial assets (liabilities)	$(25.1)	$12.2	$(11.3)	$(15.2)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at June 30, 2015. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.2	$(0.2)	$—	$—
Other comprehensive income	1.4	0.1	0.5	1.0
1% Weakening
Net earnings	(1.1)	0.2	—	—
Other comprehensive income	(1.4)	(0.1)	(0.5)	(1.0)

At June 30, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$298.9	$0.81	15	$(2.3)
Thai baht	128.6	0.03	15	(3.5)
Malaysian ringgit	75.2	0.28	13	(5.9)
Mexican peso	20.7	0.07	15	(1.6)
British pound	117.7	1.53	4	(3.7)
Chinese renminbi	91.3	0.16	12	1.3
Euro	49.2	1.11	12	(0.8)
Romanian leu	14.3	0.26	12	(0.8)
Singapore dollar	21.5	0.75	12	(0.3)
Other	5.5		4	—
Total	$822.9			$(17.6)

At June 30, 2015, the fair value of the outstanding contracts was a net unrealized loss of $17.6 (December 31, 2014 — net unrealized loss of $15.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

consolidated statement of operations. Any hedge ineffectiveness, which at June 30, 2015 was not significant, is recognized immediately in our consolidated statement of operations. At June 30, 2015, we recorded $4.3 of derivative assets in other current assets, and $21.9 of derivative liabilities in accrued and other current and non-current liabilities (December 31, 2014 — $3.6 of derivative assets in other current assets and $18.6 of derivative liabilities in accrued and other current and non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

12.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency.  The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case, which was subsequently formalized in a Stipulation and Agreement of Settlement dated April 17, 2015. On April 17, 2015, the plaintiffs submitted the settlement to the District Court seeking preliminary approval of the settlement and of the form of notice to be issued to class members. On May 6, 2015, the District Court preliminarily approved the settlement as fair, reasonable and adequate, and directed the issuance of notice to class members. The settlement will not be final until after a settlement approval hearing, which is scheduled for July 28, 2015. It is anticipated that the settlement amount will be covered by our liability insurance. However, as the settlement remains subject to final approval by the District Court, there can be no assurance that any actual settlement or other disposition of the lawsuit will not be in excess of amounts accrued or on terms less favorable to us than the Stipulation and Agreement of Settlement, or that the actual settlement or other disposition of the lawsuit will not have a material adverse impact on our financial position or liquidity. If the settlement is not consummated on terms acceptable to us, we intend to continue to vigorously defend this lawsuit.

Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the agreement in principle discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015, and the decision is under reserve. A possible outcome of the Supreme Court appeal would be that the Canadian case is dismissed in its entirety. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with Canadian GAAP. The court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage and, depending on the outcome of the Supreme Court appeal, the discoveries may resume. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If the Supreme Court appeal does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $16 to $20 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $33 at period-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $27 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 and the relevant tax costs related to the foreign exchange gains have been accrued as at June 30, 2015.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

13.          SUBSEQUENT EVENT

On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the agreed purchase price is approximately $137 million Canadian dollars ($110.7 at period-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

Pursuant to the terms of the Property Sale Agreement, the Property Purchaser is to pay us a cash deposit of $15 million Canadian dollars ($12.1 at period-end exchange rates), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is anticipated to occur within approximately two years, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($43.2 at period-end exchange rates). The balance of the purchase price is to be satisfied on closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($55.3 at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. As part of the Property Sale Agreement, we have agreed, upon closing, to enter into an interim lease for our existing corporate office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), to be followed by a longer-term lease for the new home of Celestica’s corporate headquarters on terms to be settled with the Property Purchaser. There can be no assurance that this transaction will be completed within two years, or at all.

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.